Capay Mills

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Five Star Bank Business Account	0.00
Umpqua - Milling #5485	3,919.15
Umpqua Money Market #6584	3,001.88
Total Bank Accounts	**$6,921.03**
Accounts Receivable	
Accounts Receivable	1,761.89
Total Accounts Receivable	**$1,761.89**
Other Current Assets	
Undeposited Funds	909.00
Total Other Current Assets	**$909.00**
Total Current Assets	**$9,591.92**
Fixed Assets	
Accumulated Depreciation	-28,913.00
Equipment and Machinery	53,943.12
Vehicles	18,565.83
Total Fixed Assets	**$43,595.95**
TOTAL ASSETS	**$53,187.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Alaska Airlines Visa	0.00
Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Loan Payable	1,127.16
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$1,127.16**
Total Current Liabilities	**$1,127.16**
Long-Term Liabilities	
Notes Payable - Transit Van	11,665.83
Total Long-Term Liabilities	**$11,665.83**
Total Liabilities	**$12,792.99**
Equity	
Opening Balance Equity	0.00
Owner's Contributions	119,902.62
Owner's Draw	-31,246.67
Retained Earnings	-55,070.31
Net Income	6,809.24
Total Equity	**$40,394.88**
TOTAL LIABILITIES AND EQUITY	**$53,187.87**